Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

Set forth below is an email and Slack message from Don Burnette, the Founder and Chief Executive Officer of Kodiak Robotics, Inc. (“Kodiak”), to all employees of Kodiak on April 14, 2025 announcing the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation II (“AACT”) and Kodiak.

EMAIL AND SLACK MESSAGE FROM DON TO ALL EMPLOYEES

TO:	KODIAK EMPLOYEES
FROM:	Don Burnette
DATE:	April 14, 2025
SUBJECT:	Important Business Development Update
ATTACHMENT:	Final Press Release PDF

Dear Kodiakers,

We have some exciting news to share about the Company’s future.

As you know, we have been considering a variety of ways to approach continuing to grow and capitalize the Company for the long-term, including a potential business combination with a Special Purpose Acquisition Company (SPAC). As we have discussed, SPACs are “blank check” companies that raise money from public market investors and then “merge” with a private operating company like Kodiak to provide the private business with a cash infusion and a path to create a new public company.

I am incredibly excited to announce publicly today that we will be combining with a SPAC called Ares Acquisition Corporation II (NYSE: AACT) (“AACT”)!

AACT is a publicly-traded SPAC sponsored by a subsidiary of Ares Management Corporation (“Ares”), a leading publicly-traded alternative investment manager. We are thrilled to be partnering with AACT and Ares given their outstanding reputation, financial capabilities, and track record of success, all of which will be extremely helpful as we continue to scale our business. Over the last few weeks, certain institutional investors, including affiliates of Soros Fund Management, ARK Investments and Ares, have invested or committed over $110M to support the transaction. The funds raised will be combined with up to $551M that AACT had raised to date and has retained in a trust account, including interest earned on such funds. We expect to finalize the combination in the second half of 2025, following the filing of a registration statement for the business combination, which will be reviewed by the SEC; effective upon the satisfaction of customary closing conditions and a shareholder vote by the shareholders of AACT. At the end of the combination process, Kodiak will become a publicly traded company listed under a new ticker.

We had varying options in terms of how to support our growth and development as the industry’s leading autonomous trucking mobility company. We chose to pursue a business combination with AACT because it allows Kodiak to raise a substantial amount of capital quickly with a highly regarded SPAC sponsor and jump start the path to becoming a public company. We are particularly excited to have been able to achieve this milestone, given the volatility and economic disruptions in today’s market.

I want to take this opportunity to thank every single Kodiaker for everything you’ve done to bring us to this moment. We would not be in this position today without your incredibly hard work. Everyone at Kodiak, past and present, have been a huge part of the company’s success and you should be extremely proud of your part in making this possible.

We believe the proposed transaction will significantly enhance our ability to scale our operations and accelerate our growth. It will also require a leveling-up in all respects. Public companies face greater scrutiny and higher expectations than private companies, so we must prepare quickly and efficiently for this new chapter. We must be mindful of our new status, and thoughtful about both the opportunities and the risks associated with it. This change will demand of us greater accountability, diligence and reporting; consistently executing to targets; more formal and deliberate communications and information-sharing; and a higher expectation of behavior both as a company and as individuals.

We are therefore asking that everyone keeps themselves laser-focused on the task at hand: exceeding our targets and delivering results. These next few months will be critical to our long-term success, and we will need to execute with precision like never before.

Today’s news may generate interest from customers, partners, the media, and our investors. While we will be reaching out to these important stakeholders to share this exciting development, we also know that we should expect a range of questions from external stakeholders. As we have discussed, it is critically important that you not share information about this transaction. This is not an arbitrary ask — it is a legal mandate that we are obligated to follow during this process. Please do not reply to any questions or inquiries, comment to the press, or share any proprietary company information outside the company, even with your friends and family. Not even spouses. You can, however, share publicly-available information with friends and family - if you’re not sure, please err on the side of privacy, or check with Jordan.

If you receive any inquiries, including from former Kodiak employees, please do not share ANY information, and instead, forward them to Jordan. Additionally, reporters are going to be looking for sources for information about this transaction - if you receive any inquiries from the media, please forward them to press@Kodiak.com, or contact Dan.

As you can imagine, we cannot predict every change that will be required of us right now. This is an evolutionary process, not a linear one. We expect that there will be bumps along the way and appreciate your patience in advance.

We also realize that you will have a lot of questions. We’ve always been proud of our transparent culture and we intend to maintain that to the degree possible, but unfortunately we may not be able to share information as freely as we have previously done. We also need everyone to exercise a greater degree of discretion, professionalism, and confidentiality. We will continue to communicate with you as things evolve; however, there may be questions we are not yet ready to answer.

There will be a lot of public disclosures in the coming weeks, which we will endeavor to explain as they come out. There will also be many other forms of additional communication. If you continue to have questions, please feel free to send them via email to questions@kodiak.ai. We will consolidate all questions in this account and answer them as answers become available, ensuring we are able to provide the right information at the right time.

I could not be more excited to embark on this journey together. It wouldn’t be possible without you, and I know that we will rise to meet the challenge. Many people have worked extremely hard to make this transaction possible, and we want to do a special call out for their long days and nights over the last several months. Everyone working on this transaction is stretched extremely thin, so please bear with us as we manage this process to succeed.

I am in NY with our SPAC partner talking to investors but we will hold an all hands on Thursday when I am back. Knowing that it is not on calendars now, I would encourage you all to reschedule other meetings you may have, to make sure you can participate.

I look forward to seeing you at the All Hands!

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include Ares Acquisition Corporation II’s (“AACT”) or Kodiak Robotics, Inc.’s (“Kodiak”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.